Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 14, 2025

Relating to the Preliminary Prospectus Supplement Dated October 14, 2025

Registration Statement No. 333-290867

Common Stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus supplement dated October 14, 2025, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by EyePoint Pharmaceuticals, Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants, no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	EyePoint Pharmaceuticals, Inc.

Common stock offered by us	shares of our common stock (or shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full).

Pre-funded warrants offered by us	We are also offering, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of our common stock. The purchase price of each pre-funded warrant will equal the price per share at which shares of our common stock are being sold to the public in this offering, minus $0.001, and the exercise price of each pre-funded warrant will equal $0.001 per share. Each pre-funded warrant will be exercisable from the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation. See “Description of Pre-Funded Warrants.” This free writing prospectus also relates to the offering of the shares of our common stock issuable upon the exercise of such pre-funded warrants.

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days from the date of the final prospectus supplement, to purchase up to an additional million of shares of our common stock from us at the public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares or shares if the underwriters exercise their option to purchase additional shares of our common stock in full, in each case assuming no exercise of any pre-funded warrants offered and sold by us.

Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $      million, or $      million if the option to purchase additional shares is exercised in full by the underwriters, in each case assuming no exercise of any pre-funded warrants offered and sold by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to advance clinical development of DURAVYU™ for wet AMD and DME, as well as support our earlier stage pipeline development initiatives, and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the Preliminary Prospectus Supplement, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus supplement and the accompanying prospectus.

Nasdaq Global Market symbol

Our common stock is listed on The Nasdaq Global Market under the symbol “EYPT.”

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Global Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of Pre-Funded Warrants.”

Risk factors

You will experience immediate and substantial dilution if you purchase our securities in this offering.

Since the price per share of our common stock and the price per pre-funded warrant being offered is substantially higher than the pro forma net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the securities you purchase in this offering. Our pro forma net tangible book value as of June 30, 2025 was approximately $257.31 million, or $3.69 per share of our common stock, based on (i) 68,889,649 shares of our common stock outstanding on June 30, 2025, plus (ii) 825,844 shares of our common stock issued pursuant to the Sales Agreement subsequent to June 30, 2025 through October 6, 2025.

Based on the public offering price of $    per share of our common stock and $    per pre-funded warrant, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025, would have been approximately $    million, or approximately $    per share of our common stock. As a result, investors purchasing securities in this offering will incur immediate dilution of $     per share. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution” on page S-14 of this prospectus supplement for a more detailed discussion of the dilution you will incur if you purchase shares of our common stock or pre-funded warrants in this offering.

In addition, as of June 30, 2025, we had outstanding options to acquire approximately 9,475,631 shares of our common stock at a weighted-average exercise price of $11.37 per share, outstanding restricted stock units to acquire 1,522,267 shares of our common stock, and pre-funded warrants to acquire 1,090,909 shares of our common stock at an exercise price of $0.01. The issuance of shares of our common stock upon exercise of the stock options or pre-funded warrants or the settlement of the restricted stock units could result in dilution to the interests of other holders of our common stock and could adversely affect our stock price.

There is no public market for the pre-funded warrants being offered in this offering.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on The Nasdaq Global Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants.

We may not receive any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants.

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 4.99% or 9.99% (at the election the purchaser) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 4.99% or 9.99% (at the election the purchaser) of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased by the holder of the pre-funded warrant to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

Use of Proceeds

We estimate that the net proceeds from this offering, including proceeds from the sale of pre-funded warrants, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $     million (or approximately $    million if the underwriters exercise their option to purchase additional shares in full). We will receive nominal proceeds, if any, upon exercise of the pre-funded warrants.

We currently intend to use the net proceeds from this offering to advance clinical development of DURAVYU™ for wet AMD and DME, as well as support our earlier stage pipeline development initiatives, and for general corporate purposes.

Based on our current plans, we believe our existing cash, cash equivalents and marketable securities, together with the expected net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2027, beyond anticipated Phase 3 wet AMD topline data for DURAVYU™ in 2026. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. In any event, we may require additional funding to be able to continue to advance our research and development pipeline, support our commercialization activities, or conduct additional business development activities. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

The amounts and timing of our use of the net proceeds from this offering will depend on a number of factors, such as the timing and progress of our commercialization efforts, research and development efforts, the timing and progress of any partnering efforts, technological advances and the competitive environment for our products. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds from the sale of the securities offered by us hereunder. Accordingly, our management will have broad discretion in the timing and application of these proceeds. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term, interest-bearing instruments.

Dilution

Purchasers of our common stock or pre-funded warrants in this offering will experience immediate dilution to the extent of the difference between the public offering price per share of our common stock or pre-funded warrants, as applicable, and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our net tangible book value as of June 30, 2025 was approximately $246 million, or $3.57 per share of our common stock.

Our pro forma net tangible book value as of June 30, 2025 was $257.31 million, or $3.69 per share of our common stock. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the pro forma number of shares of our common stock outstanding, after giving effect to our issuance of 825,844 shares of our common stock issued pursuant to Sales Agreement subsequent to June 30, 2025 through October 6, 2025.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock or pre-funded warrants in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately following the completion of this offering.

After giving effect to the sale of (i)    shares of our common stock in this offering at the public offering price of $    per share and (ii) pre-funded warrants to purchase    shares of our common stock in this offering at the public offering price of $    per pre-funded warrant (which equals the price per share at which shares of our common stock are being sold to the public in this offering, minus the $0.001 per share exercise price of each such pre-funded warrant) and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the pre-funded warrants issued pursuant to this offering or any resulting accounting associated with the pre-funded warrants, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $    , or approximately $    per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $    per share of our common stock to our existing stockholders and an immediate dilution in pro forma net tangible book value of $    per share of our common stock to purchasers of our common stock and pre-funded warrants in this offering.

The following table illustrates this calculation on a per share basis:

Offering price per share in this offering			$
Net tangible book value per share as of June 30, 2025		$3.57
Increase in net tangible book value per share attributable to shares issued pursuant to the Sales Agreement subsequent to June 30, 2025		$0.12

Pro forma net tangible book value per share as of June 30, 2025		$3.69
Increase in pro forma net tangible book value per share attributable to purchasers in this offering	$

Pro forma as adjusted net tangible book value per share immediately after this offering			$

Dilution per share to purchasers in this offering			$

The above table is based on 68,889,649 shares of our common stock outstanding as of June 30, 2025, plus 825,844 shares of our common stock issued pursuant to the Sales Agreement subsequent to June 30, 2024 through October 6, 2025, assumes no exercise of the pre-funded warrants sold in this offering, and excludes:

•	9,475,631 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2025 at a weighted-average exercise price of $11.37 per share;

•	1,522,267 shares of our common stock underlying our restricted stock units outstanding as of June 30, 2025;

•	4,743,299 shares of our common stock available for future issuance under the 2023 Long-Term Incentive Plan, or the 2023 Plan, as of June 30, 2025;

•	1,090,909 shares of our common stock issuable upon the exercise of pre-funded warrants outstanding as of June 30, 2025 at an exercise price of $0.01 per share;

•	272,916 shares of our common stock reserved for future issuance the 2019 Employee Stock Purchase Plan, or the 2019 ESPP, as of June 30, 2025;

•	Additional shares of our common stock that may be sold from time to time pursuant to the Controlled Equity OfferingSM Sales Agreement, dated as of August 5, 2020, or the Sales Agreement; and

•	290,450 shares of our common stock underlying equity awards granted since June 30, 2025.

Unless otherwise indicated above, all information in the table above assumes the following:

•	No exercise or forfeiture of any outstanding options, pre-funded warrants or warrants or settlement of restricted stock units since June 30, 2025; and

•	No exercise by the underwriters of their option to purchase additional shares of our common stock.

If the underwriters exercise in full their option to purchase up to    additional shares of our common stock at the public offering price of $    per share (and excluding shares of our common stock issued and any proceeds received upon exercise of the pre-funded warrants or any resulting accounting associated with the pre-funded warrants), the pro forma as adjusted net tangible book value after this offering would be $    per share, representing an increase in pro forma net tangible book value of $    per share to existing stockholders and immediate dilution in pro forma net tangible book value of $    per share to investors purchasing our common stock and pre-funded warrants in this offering at the public offering price.

To the extent that options, pre-funded warrants or warrants are exercised, other equity awards vest and settle, new equity awards are issued under our equity incentive plans or pursuant to inducement awards, new shares are issued under the 2019 ESPP, or we issue additional shares of common stock in the future (including pursuant to the Sales Agreement), there may be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Description of Pre-Funded Warrants

The following is a summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the purchasers. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we expect to file with the Securities and Exchange Commission, or the SEC.

Term

The pre-funded warrants will expire on the date the warrant is exercised in full.

Exercisability

The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the last closing trading price of our common stock on the exercise date.

Exercise Limitations

We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the election the purchaser) of the number of shares of our common stock outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 4.99% or 9.99% (at the election the purchaser) of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder of a pre-funded warrant may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

There is no established trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to apply for the listing of the pre-funded warrants on The Nasdaq Global Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants. In the event the holder of a pre-funded warrant does not exercise the pre-funded warrant as contemplated by the fundamental transaction provisions in the pre-funded warrant, the pre-funded warrant will be deemed exercised in full without regard to any limitations on exercise contained herein pursuant to the “cashless exercise” provision in the pre-funded warrant upon the effective date of the consummation of such fundamental transaction.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock and pre-funded warrants issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our common stock or pre-funded warrants. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock or pre-funded warrants.

This discussion is limited to holders that hold our common stock or pre-funded warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of any alternative minimum tax or the unearned income Medicare contribution tax on net investment income or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

•	persons holding our common stock or pre-funded warrants as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	controlled foreign corporations, “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code;

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons who hold or receive our common stock or pre-funded warrants pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock or pre-funded warrants, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock or pre-funded warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK OR PRE-FUNDED WARRANTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of our common stock or pre-funded warrants that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock or pre-funded warrants that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

General Treatment of Pre-Funded Warrants

Although the law in this area is not completely settled, because the exercise price of the pre-funded warrants is a nominal amount, the pre-funded warrants are generally expected to be treated as shares of our common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of common stock as described below. This position is not binding on the IRS, however, and the IRS may treat the pre-funded warrants as warrants to acquire our common stock and, if so, the amount and character of a holder’s gain with respect to an investment in our pre-funded warrants could change. You should discuss with your tax advisor the consequences of the purchase, ownership and disposition of the pre-funded warrants, as well as the exercise of, certain adjustments to, and any payments in respect of the pre-funded warrants (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Distributions

We do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce a U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “Tax Considerations Applicable to U.S. Holders—Gain on Disposition of Common Stock or pre-funded warrants.” A preferential U.S. federal income tax rate may apply to any dividends paid to noncorporate U.S. holders meeting certain holding period requirements.

The taxation of property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution on common stock as described in this section, although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

Gain on Disposition of Our Common Stock or Pre-Funded Warrants

Upon a sale or other taxable disposition of our common stock or pre-funded warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock or pre-funded warrant. Capital gain or loss will constitute long-term capital gain or loss if such U.S. holder’s holding period for the common stock or pre-funded warrant exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a disposition of our common stock or pre-funded warrants should consult their own tax advisors regarding the tax treatment of such losses.

Exercise of Pre-Funded Warrants

As discussed above under the section titled “Description of Pre-Funded Warrants—Exercisability,” a U.S. holder may exercise the pre-funded warrant by payment of exercise price or through a cashless exercise. The U.S. federal income tax treatment of a cashless exercise of pre-funded warrants into our common stock is unclear, and a U.S. holder should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of pre-funded warrants. In general, however, a U.S. holder should not recognize gain or loss for U.S. federal income tax purposes upon exercise of a pre-funded warrant pursuant to either method, except to the extent such U.S. holder receives a cash payment for a fractional share that would otherwise have been issuable upon exercise of the pre-funded warrant, which will be treated as a sale subject to the rules described above under “—Gain on Disposition of Our Common Stock or Pre-Funded Warrants.” A U.S. holder’s initial tax basis in the share of common stock received upon exercise of the pre-funded warrant generally should be equal to the sum of (i) such U.S. holder’s tax basis in the pre-funded warrant and (ii) the exercise price paid or treated as paid by such U.S. holder on the exercise of the pre-funded warrant. A U.S. holder’s holding period in the common stock received upon exercise generally should include such U.S. holder’s holding period in the pre-funded warrants exchanged therefor.

Certain Adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a U.S. holder of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to distributions (including constructive dividends) on the common stock or pre-funded warrants and to the proceeds of a sale or other disposition of common stock or pre-funded warrants paid by us to you unless you are an exempt recipient, such as certain corporations. Backup withholding will apply to those payments if a U.S. holder fails to provide their taxpayer identification number, or certification of exempt status, or if a U.S. holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Investors should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Tax Consequences Applicable to Non-U.S. Holders

Distributions

We do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and FATCA, dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the U.S. and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the U.S. and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S., as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

The taxation of property received with respect to a pre-funded warrant on exercise other than common shares is unclear. It is possible such a receipt of property would be treated as a distribution as described in this section, although other treatments may also be possible. Investors should consult their tax advisors regarding the proper treatment of any such receipt of property in respect of the pre-funded warrants on exercise.

Sale or Other Disposition of Common Stock or Pre-Funded Warrants

Subject to the discussions below on backup withholding and FATCA, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock or pre-funded warrants, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock or pre-funded warrants constitute a U.S. real property interests, or USRPIs, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the Nasdaq Global Market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. Special rules may apply to non-U.S. holders of pre-funded warrants, who should consult their tax advisors.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Exercise of Pre-Funded Warrants

As discussed above under the section titled “Description of Pre-Funded Warrants—Exercisability,” a Non-U.S. holder may exercise the pre-funded warrant by payment of the exercise price or through a cashless exercise. The U.S. federal income tax treatment of a cashless exercise of pre-funded warrants into our common stock is unclear, and Non-U.S. holder’s should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of pre-funded warrants. In general, however, a Non-U.S. holder should not recognize gain or loss for U.S. federal income tax purposes upon exercise of a pre-funded warrant pursuant to either method, except to the extent such Non-U.S. holder receives a cash payment for a fractional share that would otherwise have been issuable upon exercise of the pre-funded warrant, which will be treated as a sale subject to the rules described above under “—Gain on Disposition of Our Common Stock or Pre-Funded Warrants.”

Certain Adjustments to the Pre-Funded Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the pre-funded warrants, or an adjustment to the exercise price of the pre-funded warrants, may be treated as a constructive distribution to a Non-U.S. holder of the pre-funded warrants if, and to the extent that, such adjustment has the effect of increasing such Non-U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders).

Information Reporting and Backup Withholding

Subject to the discussion below on FATCA, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock or pre-funded warrants we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on our common stock or pre-funded warrants to the non-U.S. holder, even if no withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock or pre-funded warrants within the U.S., and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock or pre-funded warrants outside the U.S. conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock or pre-funded warrants conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock or pre-funded warrants, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules, in each case subject to the proposed Treasury Regulations discussed below. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), and annually report certain information about such accounts. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we, or the applicable withholding agent, may treat the entire distribution as a dividend. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering.

General

We have filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus relating to the offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, or by telephone at (877) 821 -7388, or by email at Prospectus_Department@Jefferies.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146; and Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this free writing prospectus, in making an investment decision with respect to the securities described above.

Neither this free writing prospectus, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the securities.